CanAlaska Ventures Ltd
TSX Venture Exchange: CVV
OTCBB: C V V L F

Toll Free 1-800-667-1870
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE June 5th, 2002

CANALASKA ACQUIRES 3 ADDITIONAL GOLD PROJECTS BOTWOOD BASIN CENTRAL NEWFOUNDLAND - A NEW CANADIAN GOLD RUSH -

CanAlaska Ventures Ltd ("CanAlaska") CVV: TSX Venture. Tier 1, OTCBB: CVVLF is pleased to announce that it has acquired 3 additional gold projects (BB-1, BB-2 and BB-3) in the Botwood Basin area for a total of 400 claims, based on the recommendation of its Newfoundland consultant, Peter Dimmell, P.Geo. CanAlaska is currently in negotiations to acquire additiond advanced and early exploration staged projects in central Newfoundland and Labrador.

For the past several months attention has been focused on the Botwood Basin area of central Newfoundland where Altius and Barrick are currently exploring for Carlin type deposits. The geological environment of the Botwood Basin has been compared to that of Nevada's gold laden Carlin trend where over 50 million ounces of gold have been recovered since 1962. Recent exploration results indicate significant potential fothe discovery of new gold deposits and exploration activity continues to intensify in central Newfoundland.

To date approximately 11,000 claims have been staked this year and more than 15 companies are currently vying for a strategic projects. Exploration companies in the area are Altius Minerals Corporation and Barrick Gold Corporation, Agnico Eagle (Sudbury Contact Mines), Candente Resources, Rubicon Minerals Corporation, Grayd Resource Corporation, Moydow Mines International and Cornerstone Resources.

CVV is actively negotiating with potential joint venture partners to further explore the BB1, BB-2, and BB-3 gold projects. CanAlaska has considerable expertise in the mining friendly province of Newfoundland, where in the early days of Voisey's Bay CanAlaska acquired a major land position and completed several joint ventures with major and junior mining companies. CanAlaska maintains many of these properties most notably its 50% owned **VB–2 gold discovery**, where assays from outcrop returned **values of up to 18.9 g/t gold. A six-hole diamond drill program was carried out and intersected values of up to 7.4 g/t gold over 1.27 metres and indicated that the mineralized zone extends for at least 275 metres and is still open along strike** The VB-2 property lies immediately south of the Inco's multi billion dollar Voisey's Bay deposit, which recent national news publications have suggested may be in production as early as 2006.

To date in central Newfoundland CanAlaska currently has 100% of three early stage gold projects, and the right to earn up 75% of three advanced stage gold project with Altius Minerals Corporation (ALS– TSX Venture Exchange) (see news release dated June 4th, 2002) and has a 50% interest in the VB-2 gold discovery in Labrador.

CanAlaska is developing goldprojects in Alaska, and British Columbia. CanAlaska is also exploring and developing diamond projects in Quebec and Manitoba and platinum groups metals in Quebec

The Company has cash and marketable securities of approximately $1.2 mllon and no debt. Management is currently negotiating to acquire additional gold projects in Canada and Alaska.

For further information on CanAlaska's projects please visit our website at www.canalaska.com or call our investor relations department at 1.800.667.1870.

On behalf of the Board of Directors

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131 CUSIP#137089108
Listed Standard & Poors OTC

Map Attachment to Canalaska Ventures Ltd. News Release dated June 5, 2002



Botwood Basin
Recent Staking
Altius Minerals / Sudbury Contact
Altius Minerals / Barrick
Altius Minerals / CanAlaska
100% CanAlaska
Bishop's Falls
Gander
BB-3
BB-2
BB-1
Paradise Lake
Rolling Pond
Chiouk Brook

CanAlaska Ventures Ltd.
TSX Venture Exchange: CVV
OTCBB: CVVLF
Toll Free 1-800-667-1870
2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **June 4th, 2002**

CANALASKA OPTIONS DRILL READY GOLD PROJECT FROM ALTIUS BOTWOOD BASIN, NEWFOUNDLAND

CanAlaska Ventures Ltd ("CanAlaska" *CVV – TSX Venture – TIER 1 OTCBB: CVVLF)* and Altius Minerals Corporation ("Altius" – *ALS- TSX Venture*) are pleased to announce the completion of an earnin joint venture concerning three gold properties located within the Botwood Basin area of Newfoundland.

The Paradise Lake, Rolling Pond and Chiouk Brook are situated along Miguel Trend, one of threemineralized trends Altius has identified and focused upon within the Botwood Basin over the past few years. The other trends are referred to as the Moosehead Trend (Altius-Sudbury Contact Mines JV) and the Mustang Trend (Altius Barrick Gold Corporation JV). The Moosehead trend hosts examples of bonanza grade, low sulphidation epithermal vein mineralization while the Mustang Trend hosts examples of sediment hosted mineralization. The Miguel Trend hosts examples of both types of mineralization. (see map attachment)

Rolling Pond covers a very large, low sulphidation epithermal vein system. Surface exposures of the zone display textures that indicate formation near the top of the system. Exploration will therefore focus towards lower levels (boiling zones) where epithermal models predict bonanza grade mineralization may have formed. Chiouk Brook Property is contiguous to the south of Rolling Pond and mineralization, is likely associated with the same, or a related structure. It hosts large locally derived, sedimentary rock boulders that contain disseminated sulphide minerals and chip samples **have returned assays up to 17.4 g/t gold**. Paradise Lake, covers additional high-level epithermal features that are located backice from an extensive gold in till anomaly. Up to 48 grains of gold have been recovered from individual till samples located within the anomaly and boulder prospecting has returned assays of up**to 8.96 g/t gold.**

Under the terms of the agreement CanAlaska may earn an initial 51% by incurring $1million in exploration expenditures and paying Altius $110,000 and issuing up to 500,000 shares over 4 years. Once CanAlaska has vested with a 51% interest, it increase its interest to 60% by expending an additional $500,000 over a two year period and issuing up to an additional 250,000 shares. It may earn a 70% interest by completing a positive bankable feasibility study, and earn 75% by funding all costs until such a time commercial production is achieved. In 2002 a minimum of $150,000 will be spent. CanAlaska will be the Operator, Altius will be the field manager of the projects.

The 2002 exploration program will consist of geological mapping, prospecting, geophysical and geochemical surveying and diamond drilling. Existing working capital will be used to fund the first years exploration program. CanAlaska is currently in negotiations to acquire additional gold projects in Newfoundland and Labrador.

CanAlaska is currently in negotiations to acquire additional gold projects in Newfoundland and Labrado CanAlaska is a diversified mineral exploration company focused on gold projects in Alaska, British Columbia, Labrador and Newfoundland. CanAlaska is also exploring and developing diamond projects in Quebec and Manitoba, and platinum group metals in Quebec. Currently the Company has approximately 1.2 million in cash and marketable securities and no debt.

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
S.E.C. 12g3-2(b) Reg #82-2131 CUSIP#137089108
Listed Standard & Poors OTC

Map Attachment to Canaiaska Ventures Ltd. News Release dated June 4, 2002



Botwood Basin
Recent Staking
Altius Minerals / Sudbury Contact
Altius Minerals / Barrick
Altius Minerals / CanAlaska
Bishop's Falls
Gander
Paradise Lake
Rolling Pond
Chiouk Brook

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

CanAlaska Ventures Ltd.

TSX Venture Exchange: C V V
OTCBB: C V V L F

NEWS RELEASE **May 31, 2002**

CanAlaska Ventures Ltd. (the "Company") announces that it has appointed Canaccord Capital Corporation ("Canaccord") as its agent to conduct an offering to the public pursuant to the Short Form Offering Policy of the TSX Venture Exchange.

The Offering will consist of 3,703,703 Units at an offering price of $0.27 per Unit. Each Unit consists of one common share (a "Share") and one common share purchase warrant (a "Warrant"). Each two Warrants are exercisable to purchase one additional common share at a price of $0.35 for a period of 12 months from the date of issuance of the Units. Canaccord will receive a cash commission of 8% of the gross proceeds of the sale of the Units, an administration fee of $7,500 and an Agent's Option, entitling it to purchase that number of shares that is equal to 10% of number of Units sold pursuant to the Offering at an exercise price of $0.35 per share for a period of 12 months following the closing of the Offering.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CanAlaska Ventures Ltd. CDNX -CVV OTCBB - CVVLF
2303 West 41st Avenue, Vancouver B.C. V6M 2A3
Toll Free 1-800-667-1870 (604) 685-1870 Fax: (604) 685-8045
Email: ir@canalaska.com Website: www.canalaska.com

NEWS RELEASE **May 31st, 2002**

Exploration Update Starlight Property, Manitoba

CanAlaska Ventures Ltd. reports that Valerie Gold Resources Limited, terminated its option to earn a 60% interest in the Starlight Diamond Project, where it had completed a 4,527 line kilometer airborne magnetic survey, and identified 14 isolated, circular to elliptical shaped magnetic anomalies which may be indicative of bodies of kimberlitic material, the potential host of diamonds. Additional ground follow up should be completed to determine the causative source of these anomalies.

The Starlight property is located approximately 120 km south east of Gillam, Manitoba and borders ground held by Falconbridge and DeBeers. A Manitoba Geological Survey Report indicates that Manitoba is geologically favourable for diamond occunences. Several indicator minerals including G-10 garnets have been found in glacial till samples taken from an area 50km south west of the property. The direction of glacial transport suggests the source of indicator minerals may be in the vicinity of the Starlight claims.

CanAlaska is currently negotiating with other possible joint venture partners to further explore this property.

On behalf of the Board of Directors

Harry Barr, President
CanAlaska Ventures Ltd.

S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#137089108
Listed Standard & Poors OTC